15 November 2024 Mesoblast Limited (MSB) Results of Annual General Meeting Held 15 November 2024 In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), we advise details of the resolutions and the proxies received in respect of each resolution as per the attached report. All resolutions were passed and decided by way of a poll. Release authorized by the Chief Executive. Yours faithfully Niva Sivakumar Company Secretary Exhibit 99.4

LINK Market Services

MESOBLAST LIMITED

RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

ANNUAL GENERAL MEETING
Friday, 15 November, 2024

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)			
No	**Short Description**	**Strike Y/N/NA**	***For***	***Against***	***Discretionary (open votes)***	***Abstain***	***For***	***Against***	***Abstain *****	***Result***
02	ADOPTION OF THE REMUNERATION REPORT	N	336,256,107 86.52%	49,830,936 12.82%	2,542,294 0.65%	1,098,531	347,641,785 87.26%	50,768,336 12.74%	1,098,531	Carried
03	RE-ELECTION OF DR PHILIP KRAUSE AS A DIRECTOR	NA	456,498,317 97.51%	8,973,589 1.92%	2,662,363 0.57%	1,095,374	468,886,464 98.11%	9,028,589 1.89%	1,095,374	Carried
04	PROPOSED ISSUE OF SHARES TO CHIEF MEDICAL OFFICER, DR ERIC ROSE, FOR HIS PARTICIPATION IN THE CAPITAL RAISING	NA	450,872,519 96.19%	15,327,732 3.27%	2,512,434 0.54%	513,552	461,692,463 96.56%	16,460,761 3.44%	853,797	Carried
05A	PROPOSED ISSUE OF OPTIONS TO DR SILVIU ITESCU IN CONNECTION WITH HIS LONG-TERM INCENTIVE REMUNERATION FOR THE 2024/2025 FINANCIAL YEAR	NA	356,877,801 91.71%	29,758,962 7.65%	2,500,374 0.64%	590,731	367,883,148 92.22%	31,034,773 7.78%	590,731	Carried
05B	PROPOSED ISSUE OF OPTIONS TO DR SILVIU ITESCU IN LIEU OF 30% OF BASE SALARY	NA	360,282,382 92.54%	26,486,318 6.80%	2,541,709 0.65%	417,459	371,657,475 93.13%	27,433,718 6.87%	417,459	Carried
05C	PROPOSED ISSUE OF OPTIONS TO DR SILVIU ITESCU IN CONNECTION WITH HIS SHORT-TERM INCENTIVE REMUNERATION FOR THE 2022/2023 AND 2023/2024 FINANCIAL YEARS	NA	334,447,425 86.04%	51,724,733 13.31%	2,550,374 0.66%	1,005,336	344,353,177 86.41%	54,150,139 13.59%	1,005,336	Carried
06A	PROPOSED ISSUE OF OPTIONS TO DR ERIC ROSE IN CONNECTION WITH HIS LONG-TERM INCENTIVE REMUNERATION FOR THE 2024/2025 FINANCIAL YEAR	NA	357,964,267 91.98%	28,691,581 7.37%	2,500,374 0.64%	571,646	369,147,025 92.53%	29,789,981 7.47%	571,646	Carried
06B	PROPOSED ISSUE OF OPTIONS TO DR ERIC ROSE IN LIEU OF 30% OF BASE SALARY	NA	360,214,155 92.55%	26,479,225 6.80%	2,508,384 0.64%	526,104	371,555,923 93.13%	27,426,625 6.87%	526,104	Carried
06C	PROPOSED ISSUE OF OPTIONS TO DR ERIC ROSE IN CONNECTION WITH HIS SHORT-TERM INCENTIVE REMUNERATION FOR THE 2022/2023 AND 2023/2024 FINANCIAL YEARS	NA	335,135,538 86.10%	51,595,306 13.26%	2,502,874 0.64%	494,150	344,856,343 86.43%	54,158,159 13.57%	494,150	Carried
07A	PROPOSED ISSUE OF MILESTONE-BASED OPTIONS TO DR PHILIP KRAUSE IN CONNECTION WITH HIS CONSULTANCY FEES FOR THE 2024/2025 FINANCIAL YEAR	NA	358,294,200 92.06%	28,353,304 7.29%	2,534,634 0.65%	545,730	369,596,129 92.64%	29,366,793 7.36%	545,730	Carried

Printed: 15/11/2024

This report was produced from the Link Market Services Meeting System

Page 1 of 2

LINK Market Services

MESOBLAST LIMITED

RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

ANNUAL GENERAL MEETING
Friday, 15 November, 2024

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)			
No	**Short Description**	**Strike Y/N/NA**	***For***	***Against***	***Discretionary (open votes)***	***Abstain***	***For***	***Against***	***Abstain *****	***Result***
07B	PROPOSED ISSUE OF TIME-BASED OPTIONS TO DR PHILIP KRAUSE IN CONNECTION WITH HIS CONSULTANCY FEES	NA	364,351,460 93.63%	22,279,878 5.73%	2,527,134 0.65%	569,396	374,320,061 93.83%	24,599,195 6.17%	589,396	Carried
08	PROPOSED ISSUE OF OPTIONS TO INDEPENDENT NON-EXECUTIVE DIRECTORS	NA	359,328,448 92.45%	26,817,159 6.90%	2,527,134 0.65%	1,054,127	370,040,310 92.87%	28,413,215 7.13%	1,054,127	Carried
09	RATIFICATION OF ISSUE OF SECURITIES TO INSTITUTIONAL INVESTORS	NA	250,841,309 90.83%	22,799,016 8.26%	2,535,763 0.92%	36,514,579	260,561,950 91.28%	24,894,922 8.72%	37,014,579	Carried
10A	RATIFICATION OF GRANT OF WARRANTS RELATED TO CONVERTIBLE NOTE FINANCING	NA	269,542,800 97.35%	4,643,338 1.68%	2,690,870 0.97%	35,813,659	281,304,444 98.38%	4,643,338 1.62%	36,523,669	Carried
10B	PROPOSED ISSUE OF SECURITIES RELATED TO CONVERTIBLE NOTE FINANCING	NA	267,904,464 96.80%	6,166,205 2.23%	2,678,220 0.97%	35,941,778	279,653,458 97.84%	6,166,205 2.16%	36,651,788	Carried
11	RENEWAL OF PROPORTIONAL TAKEOVER APPROVAL PROVISIONS IN THE COMPANYS CONSTITUTION	NA	461,465,855 98.85%	2,670,058 0.57%	2,686,999 0.58%	2,407,325	473,676,759 99.44%	2,670,058 0.56%	2,664,204	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 15/11/2024 This report was produced from the Link Market Services Meeting System Page 2 of 2